EMI

04 MAR -4 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

27th February, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

04010288

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th February 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 26th February 2004 confirming that Standard Life Group has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 25th February 2004, held 31,533,317 shares, being 3.999% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

dlw 3/4

Enc.

EMI Group plc, 27 Wrights Lane, London W8 5SW, UK. Tel. +44 (0)20 7795 7000, Fax +44 (0)20 7795 7001

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/15

Company Announcements Office,
London Stock Exchange.

26th February, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Citigroup, N.A. on behalf of Standard Life Investments, in a letter dated and received by fax on 26th February 2004, that Standard Life Group has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 25th February 2004, held 31,533,317 shares, being 3.999% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231